NR12-29	October 23, 2012

Cardero Announces Non-brokered Private Placement and
Debt Financing

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY, Frankfurt: CR5) announces that it has arranged a non-brokered private placement for gross proceeds of up to CAD 10,000,000. The Company has also arranged a CAD 10,000,000 bridge-loan credit facility with Sprott Resource Lending Partnership (“Sprott”).

Non-brokered Private Placement

The Company has arranged a non-brokered private placement of up to 18,181,818 common shares at a price of CAD 0.55 per share for gross proceeds of up to CAD 10,000,000 (the “Offering”). All common shares issued in the Offering will have a hold period in Canada of four months from the closing of the Offering. All common shares issued in the United States will be subject to resale restrictions under U.S. federal and state securities laws. The Company may pay a finder’s fee in connection with a portion of the Offering equal to 5% in cash plus warrants to purchase up to 5% of the common shares placed at a price of CAD 0.60 for one year. Certain insiders of the Company will participate in the Offering. The Company has determined that there are exemptions available from the various requirements of Multilateral Instrument 61-101 for the issuance of any common shares issued to insiders. There will not be any change of control as a result of the Offering.

The net proceeds from the Offering are intended to be used to fund the preparation of the bankable feasibility study, coal quality analyses and environmental baseline work on the Carbon Creek metallurgical coal project, as well as ongoing work programs and property payments on the Sheini Hills iron ore project in Ghana and for general working capital.

Completion of the Offering is subject to the acceptance for filing thereof by the Toronto Stock Exchange (“TSX”) and approval by the NYSE-MKT.

The common shares to be issued in the Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or any applicable securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares to be issued in the Offering, nor shall there be any offer or sale of the common shares to be issued in the Offering in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Bridge-loan Financing through Sprott

The Company also announces that it has executed a term sheet for a CAD 10,000,000 bridge-loan credit facility agreement with Sprott.

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The term sheet provides for a facility in the principal amount of CAD 10,000,000 at an interest rate of 12 per cent per annum, compounded and payable monthly, and due and payable in full on or before the first anniversary of the closing of the loan financing. Provided that the loan is in good standing and that Sprott is satisfied with the value of the security, the repayment of the loan may be extended for an additional year for a cash fee of 3% of the outstanding amount if the loan balance is CAD 7,500,000 or more or 2% if less. In consideration of the facility, the Company will, on closing, pay to Sprott a bonus payment equal to 3% of the loan amount, such payment to be satisfied by the issuance of common shares at a deemed price of CAD 0.55. The bonus shares will be subject to a hold period of four months from the date of issuance. A structuring fee in the amount of CAD 100,000 has also been paid to Sprott. As security for the loan, Sprott will be granted a first charge over the Company’s shares of Cardero Coal Ltd. (“Cardero Coal”). In addition, the loan will be guaranteed by Cardero Coal, which will pledge all of its interest in the Carbon Creek metallurgical coal project and related assets to secure such guarantee.

Proceeds of the facility will be applied towards the ongoing development of the Carbon Creek metallurgical coal project, including property payments and work related to the ongoing bankable feasibility study, and for working capital.

Closing of the facility is subject to the satisfactory completion of due diligence by Sprott, the settlement and execution of formal documentation by all parties, the acceptance for filing by the TSX and approval of the NYSE-MKT with respect to the issuance of the bonus shares, and the completion of the Offering.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the TSX (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

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Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated completion and terms of the Offering and the proposed use of the proceeds of the Offering by the Company, the anticipated completion and terms of the bridge loan credit facility, the advance of funds thereunder and the proposed use of the proceeds of the loan by the Company, the potential for the Company to complete a bankable feasibility study for the Carbon Creek metallurgical coal deposit, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, risks associated with the timing and pricing of the Offering, completion of the Offering and the bridge loan through Sprott, regulatory acceptance of the Offering and the issuance of bonus shares to Sprott, and the use of proceeds from the Offering and the bridge loan, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2012 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.